UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2021

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On November 9, 2020, ObsEva SA (“ObsEva”) filed a Form 6-K (the “Form 6-K”) reporting the retirement of current Chief Executive Officer, Dr. Ernest Loumaye, and appointment of his successor, Brian O’Callaghan as Chief Executive Officer and member of ObsEva’s Executive Committee.

This Amendment No. 1 to the Form 6-K is being filed to supplement the disclosures and report that ObsEva and Dr. Loumaye have entered into an agreement (the “Agreement”), effective January 1, 2021, with respect to the compensation to be paid to Dr. Loumaye for such transition advisory services. Pursuant to the Agreement, in addition to the annual cash retainer of $40,000 for service as a non-employee director under ObsEva’s Non-Employee Director Compensation Policy, and eligibility to receive equity compensation awards as approved by ObsEva’s Board of Directors, Dr. Loumaye will be paid an additional fee of $15,000 in 2021 for the additional advisory services to be provided by Dr. Loumaye, including with respect to the transition to Mr. O’Callaghan of the executive duties. In addition, the Board voted to renominate Dr. Loumaye as a director at the 2021 Annual General Meeting of ObsEva’s shareholders, and agreed to consider nominating Dr. Loumaye as a director at Annual General Meetings of ObsEva’s shareholders through 2024, subject to the Board’s fiduciary duties.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (Registration No. 333-222820, 333-221462 and 333-233069) of ObsEva (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457) of ObsEva and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: January 4, 2021	By:	/s/ Brian O’Callaghan
		Name	Brian O’Callaghan
		Title:	Chief Executive Officer